UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory J. Ressa

Atif I. Azher

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

(212) 455-2000

June 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Fund SBS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,199,349
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,199,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,199,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II Cayman GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,199,349
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,199,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,199,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CCP SBS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Jeffrey Aronson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,199,349
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,199,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,199,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Common Stock, $0.01 par value per share (“Common Stock”), of INDUS Realty Trust, Inc., a Maryland corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on November 25, 2022, as amended by Amendment No. 1 filed on November 28, 2022 and Amendment No. 2 filed on February 23, 2023 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. The principal offices of the Issuer are located at 641 Lexington Avenue, New York, NY 10022. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following as the final paragraph of Item 3:

The total consideration paid by Parent (as defined below) in connection with the Merger (as defined below) and other transactions described in Item 4 in respect of the Common Stock was approximately $582 million, which was funded through a combination of equity and debt financing. At the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions of the Merger Agreement, each share of Common Stock other than those held by the Parent Parties (as defined below) or any of their respective affiliates and certain other shares of Common Stock specified in the Merger Agreement, was cancelled, extinguished and converted into the right to receive $67.00 in cash, without interest thereon. Immediately prior to the Merger, Parent held 8,686,917 shares of Merger Sub, as the sole stockholder of Merger Sub, which shares were converted into shares of common stock of the entity surviving the Merger in connection with the Merger, on the terms and conditions set forth in the Merger Agreement.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

On June 29, 2023, the Issuer, IR Parent, LLC, a Delaware limited liability company (“Parent”), and IR Merger Sub II, Inc., a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”). Upon completion of the Merger, the Issuer survived and the separate corporate existence of Merger Sub ceased. The Parent Parties are affiliates of the Reporting Persons and GIC Real Estate, Inc.

Following the consummation of the Merger, the Issuer notified The Nasdaq Stock Market that the Merger had been completed, and requested that The Nasdaq Stock Market suspend trading of the Common Stock on The Nasdaq Stock Market. The Company also requested that The Nasdaq Stock Market file with the SEC a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of Common Stock from The Nasdaq Stock Market and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of the Common Stock will no longer be listed on The Nasdaq Stock Market. In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Common Stock.

Immediately prior to the Merger, each of the Centerbridge Funds contributed an aggregate of 1,512,432 shares of Common Stock, representing all the shares of Common Stock held by them, to CB IR Holdings, L.P., which then directly or indirectly contributed 1,512,417 of such shares to Parent in return for a direct or indirect equity ownership in Parent. Immediately prior to the Merger, Parent held 8,686,917 shares of Merger Sub, as the sole stockholder of Merger Sub, which shares were converted into shares of common stock of the entity surviving the Merger in connection with the Merger, on the terms and conditions set forth in the Merger Agreement. Each issued and outstanding share of Common Stock held by the Parent Parties or any of their respective affiliates that were issued and outstanding as of immediately prior to the Effective Time were unaffected by the Merger and remained issued and outstanding as one share of common stock of the entity surviving the Merger. Immediately following the Merger, Parent directly held 10,199,334 shares of common stock of the entity surviving the Merger and CB IR Holdings, L.P. continued to directly hold 15 shares of common stock of the entity surviving the Merger, which together represents 100% of the common stock of the entity surviving the Merger that were outstanding immediately following the Merger.

CB IR Holdings, L.P., an affiliate of the Reporting Persons, is the controlling member of Parent. Centerbridge Partners Real Estate Associates II, L.P. (“Centerbridge GP”) is the general partner of CB IR Holdings, L.P. CPREF II Cayman GP Ltd. (“Cayman GP”) is the general partner of Centerbridge GP. Mr. Aronson, indirectly, through various intermediate entities, may be deemed to control CB IR Holdings, L.P. and Parent.

However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by CB IR Holdings, L.P. or Parent. In addition, Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock held by Parent except to the extent of any proportionate pecuniary interest therein.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

CPREF II AIV II – A, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II AIV II – B, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE FUND SBS II, L.P.
By: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE ASSOCIATES II, L.P.
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

[Schedule 13D/A Signature Page]